UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 800 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits
99.1	News Release “Adira Energy Receives Extensions on Yitzhak and Gabriella Licenses, Offshore Israel”, dated October 16, 2013
99.2	Material Change Report, dated October 18, 2013
99.3	News Release “Adira Energy Files Statement of Claim in the Ontario Superior Court of Justice Against Pelagic Investments Ltd. and Prentis B. Tomlinson Jr.”, dated October 25, 2013
99.4	Q3 2013 Unaudited Interim Consolidated Financial Statements
99.5	Q3 2013 MD&A
99.6	52-109FV2 – Certification of Interim Filings Q3 2013 – CFO, dated November 28, 2013
99.7	52-109FV2 – Certification of Interim Filings Q3 2013 – CEO, dated November 28, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: November 28, 2013

/s/ Alan Friedman
Alan Friedman
Executive Vice President, Corporate Development